                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:

         PRG SCHULTZ INTERNATIONAL, INC.
         -------------------------------


2.       Name of person relying on exemption:

         COLLEGE RETIREMENT EQUITIES FUND
         --------------------------------


3.       Address of person relying on the exemption:

         730 THIRD AVENUE, NEW YORK, NY 10017
         ------------------------------------


4.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund

Ex. 99.1
LETTER
                                                                      Exhibit 1
                                                               Peter C. Clapman
                  Senior Vice President and Chief Counsel, Corporate Governance
                                                                      TIAA-CREF
                                                               730 Third Avenue
                                                        New York, NY 10017-3206

                                                                 April 19, 2002
Dear Fellow PRG-Shultz Shareholder:

         TIAA-CREF, a holder of significant equity in PRG-Schultz International, for the second year has submitted a shareholder proposal requesting the company to redeem or put to shareholder vote its "dead hand" poison pill. Last year, the proposal (less abstentions) received support from 64% of shares voted. We urge that you vote FOR the shareholder resolution (Proposal 3 on the company's proxy card). In line with our general voting policy, we will vote AGAINST the management proposal to change the Articles of Incorporation (Proposal 2 on the company's proxy card).

         The poison pill is a powerful defense against unsolicited takeovers; the DEAD HAND poison pill is an unusual variation, designed to further "protect" current management from review of their actions by shareholders. In March 2002, the Board of PRG-Schultz amended the poison pill to seemingly remove the dead hand provisions that had caused us to submit the shareholder resolution, but only contingent on shareholder approval of an amendment to the Company's Articles of Incorporation (the charter) to make it difficult for shareholders to remove directors. Shareholders will vote on both the shareholder resolution and the charter change at the May 15 annual meeting.

         While we are gratified that the Board intends to remove the dead-hand provision of the poison pill, which we regard as particularly pernicious, we think it is unfortunate the Board has taken that step only on the condition that shareholders approve the charter change.

              WHY THE BOARD SHOULD REMOVE THE DEAD-HAND POISON PILL

         The PRG-Schultz dead hand poison pill (or "shareholder rights plan") is particularly objectionable compared with other poison pills, because it can be redeemed only with the consent of the company's current directors (or future directors approved by them). This discourages legitimate proxy contests, which provide an important shareholder protection and can be critical for good corporate governance. If current directors were to reject an attractive third-party acquisition offer that shareholders favored, the dead hand poison pill would prevent shareholders from replacing current directors with new directors who have the power to remove the poison pill, and accept the offer. Shareholders should reject the premise that only current directors (and their nominees)--and not other directors elected by you and other shareholders--ought to have the right to accept or reject an acquisition bid for the company. We believe that PRG-Schultz's directors have appropriated to themselves a power contrary to interests of the shareholders, the owners of the company.

         The dead hand ignores the will of the shareholders by subverting the voting process. The dead hand provision indicates an element of mistrust of shareholders, and the view that shareholders will not know their own best interests when considering a potential takeover. A potential acquirer, or other interested shareholder, cannot replace the current board unless a sufficient number of PRG's other shareholders approve the election of new directors. Shareholders are entitled to freely elect directors who are able to make the critical decisions on the future of the company.

         It is noteworthy that dead hand pills have been declared invalid by courts in Delaware, the state in which most large U.S. public companies are incorporated. PRG-Shultz is incorporated in Georgia, where it is a matter of company discretion. Our resolution is directed to how that discretion is exercised.

         TIAA-CREF has asked 60 non-Delaware companies to remove dead-hand provisions from rights plans over the last four years. All the companies now have agreed to remove the provisions (except for two companies where the issue became moot when the companies were acquired). PRG-Schultz is the last hold-out, and unfortunately has made the change contingent on a Charter change that we oppose.

           THE BOARD SHOULD NOT LINK THIS ISSUE TO THE CHARTER CHANGE

         We oppose "bundling" of proposals in shareholder voting, particularly when a proposal enhancing shareholder rights is combined with a proposal limiting shareholder rights. The Board essentially has bundled two issues into the charter change proposal, saying it will remove the dead-hand provision of the poison pill (which would enhance shareholder rights) only if shareholders approve the bylaw change to prevent shareholders from removing directors without cause (which limits shareholder rights).

         As a general principle, we advocate the right of shareholders to remove directors without cause. The right of shareholders to remove directors provides an important accountability mechanism. Shareholders might choose to remove directors when a board has entrenched itself, rebuffing an attractive acquisition offer. If holders of a majority of shares would like that offer to go forward, we think they should be able to replace directors, particularly if directors are elected on a staggered basis, so that only one-third are up for election in any given year, as is the case at PRG-Schultz. While many companies have the charter provision that PRG-Schultz seeks here, it is a change that we always would oppose, and that we do not think should be linked to removal of the dead-hand language of the poison pill.

         We ask you to vote FOR our shareholder resolution (proposal number 3), so that the Board understands that shareholders want the dead-hand poison pill removed or submitted to a shareholder vote, whatever the outcome on the charter change provision. We also believe shareholder rights are better protected by preserving the right of shareholders to remove directors, and therefore are AGAINST the charter change proposal (proposal number 2).

                                                   Sincerely,



                                                   Peter C. Clapman


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                   PLEASE VOTE "FOR" THE SHAREHOLDER PROPOSAL
                           ON PRG-SHULTZ'S PROXY CARD

TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (Proposal 3) on the proxy card sent out by Profit Recovery Group International. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF will not be sending out a separate proxy card.
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